Exhibit 99.4

NEWS RELEASE

Skylight Health Obtains Conditional Approval to List on NASDAQ Under the Symbol “SLHG”

TORONTO, ON – May 13, 2021 – Skylight Health Group Inc. (TSXV:SHG; OTCQX: SHGFF) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced that the Company has received conditional approval from The Nasdaq Stock Market LLC ( “Nasdaq”) to list its issued and outstanding common shares on Nasdaq. Final approval of the listing is subject to the Company fulfilling any remaining conditions as required by Nasdaq. The Company expects to satisfy all of the requirements and will issue a statement once a trading date has been confirmed by Nasdaq. The Company’s common stock will continue to trade in Canada on the TSX Venture Exchange under its current symbol SHG; and until the NASDAQ listing, in the U.S. on the OTCQX under its current symbol, SHGFF.

“The anticipated listing of our stock on the Nasdaq represents a significant milestone in our growth as a publicly-traded company,” said Prad Sekar, CEO and Co-Founder of Skylight Health. “We believe this anticipated listing will increase our visibility in the marketplace, improve liquidity, broaden and diversify our shareholder base, and ultimately enhance long-term shareholder value. I would like to thank our employees, management, directors and our many collaborators for their hard work in obtaining conditional approval for Skylight Health to list on Nasdaq, an important step that will help facilitate our mission to provide primary services to Americans across the country.”

The Company also announces a change in auditor from Grant Thornton LLP (“Former Auditor”) to PricewaterhouseCoopers LLP (“Successor Auditor”) effective May 4, 2021. In accordance with NI 51-102, the notice of change of auditor, together with the required letters from the Former Auditor and the Successor Auditor, have been reviewed by the board of directors of the Company and filed on SEDAR.

About Skylight Health Group

Skylight Health Group (TSXV:SHG; OTCQX:SHGFF) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state health network that comprises of physical multi-disciplinary medical clinics providing a range of services from primary care, sub-specialty, allied health and laboratory/diagnostic testing. The Company owns and operates a proprietary electronic health record system that supports the delivery of care to patients via telemedicine and other remote monitoring system integrations.

The Company primarily operates a traditional insurable fee-for-service model contracting with Medicare, Medicaid and other Commercial Payors. The Company also offers a disruptive subscription-based telemedicine service for the un/under-insured population who have limited access to urgent care due to cost.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations – USA:

John Evans

john.evans@skylighthealthgroup.com

Investor Relations - Canada:

Jackie Kelly

investors@skylighthealthgroup.com

416-301-2949

NEWS RELEASE

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health’s filings with Canadian and United States securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements regarding the Company’s anticipated uplist to NASDAQ.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.